

Mail Stop 3628

March 3, 2011

Via Facsimile (423.899.1278) and U.S. Mail

Steven R. Barrett, Esq.
Husch Blackwell LLP
736 Georgia Avenue, Suite 300
Chattanooga, Tennessee 37402

> **Re:** **American Consumers, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on February 18, 2011**
> **File No. 000-05815**
>
> **Schedule 13E-3**
> **Filed on February 18, 2011**
> **File No. 005-18570**

Dear Mr. Barrett:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the company's disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

Schedule 13E-3

General

1. Please confirm that the proxy statement includes all disclosure currently found in the Schedule 13E-3. As an example, refer to the disclosure contained in Items 2 and 3 of the Schedule 13E-3. See the Instructions to Rule 13e-3(e)(1).

Preliminary Proxy Statement

Summary Term Sheet, page i

2.   Please consolidate the disclosure in this Summary Term Sheet and the Questions and
        Answers section to avoid duplication of the same information. In particular, we suggest
        you limit the Questions and Answers section to procedural matters relating to the
        meeting.

Effects of the Transaction on the Shareholders, page 29

3.   The Company discloses the effects of the transaction on shareholders with fewer than 400
        shares, shareholders with 400 or more shares, unaffiliated shareholders with 400 or more
        shares and affiliated shareholders. As you know, Item 1013(d) of Regulation M-A
        requires that the filing person address the impact on "affiliates and unaffiliated security
        holders." Please disclose the effects of the transaction on unaffiliated shareholders with
        fewer than 400 shares.

Failure to Effect the Reverse/Forward Stock Split, page 33

4.   Disclose how the board will provide notice to security holders if it decides to abandon the
        Reverse/Forward Stock Split.

Fairness of the Reverse/Forward Stock Split, page 36

5.   The factors listed in Item 1014(c), (d) and (e) and in Instruction 2 to Item 1014 of
        Regulation M-A are generally relevant to a filing person's fairness determination and
        should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange
        Act Release No. 34-17719 (April 13, 1981). It appears that the Board considered the
        recommendation of, and expressly adopted the factors considered by, the Special
        Transaction Committee in reaching its conclusion that the going-private transaction was
        fair to unaffiliated stockholders. Note that to the extent the Special Transaction
        Committee's discussion and analysis does not address each of the factors listed in
        paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the
        Board must discuss any unaddressed factors in reasonable detail or explain in detail why
        the factor(s) were not deemed material or relevant. We note for example that the
        recommendation and analysis of the Special Transaction Committee does not appear to
        address the factors described in clauses (iii), (iv) and (v) of Instruction 2 to Item 1014 or
        explain in sufficient detail why such factors were not deemed material or relevant. Please
        revise accordingly. Alternatively, the Board may expressly adopt the advisor's
        discussion of these factors to the extent these factors were fully analyzed by the advisor.
        See Question No. 20 of the Exchange Act Release cited above. If the Company chooses

to revise the disclosure in this manner, please also consider revising the proxy statement to identify where in the disclosure the advisor's discussion of such factors can be found.

Fairness Opinion, page 45

6. The disclosure indicates that the summary of the advisor's opinion is qualified in its entirety by reference to the full text of the opinion. Please revise to remove the implication that the summary is not complete. While the disclosure may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material provisions. The disclosure may direct investors to read the entire opinion for a more complete discussion. Please apply this comment to similar qualifications in the document, including the qualification found on page 46.

Report and Opinion of Southard Financial, page 45

7. We refer you to the fifth paragraph on page 46 regarding the information the advisor reviewed and analyzed. To the extent the financial advisor relied on financial projections provided to it by the Company when preparing its fairness opinion, please disclose such projections in the proxy materials. In doing so, please also disclose (i) the approximate date on which such information was last updated by management and (ii) the key business and economic assumptions underlying the projections. If no such projections were provided, please confirm such in your response letter.

Source of Funds and Expenses, page 51

8. We refer you to the last sentence of this section. Please revise this section to include the disclosure required by Item 1007(d) of Regulation M-A as opposed to referring the reader to other documents where this information may be found. Refer to Instruction 1 to Exchange Act Rule 13e-3(e)(1).

Special Note Regarding Forward-Looking Statements, page 73

9. We refer you to the first sentence of this section and similar language found on pages E-34 and F-22 of Annexes E and F. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please amend the proxy statement to remove any reference to such safe harbor provisions and include disclosure in the proxy statement stating that the safe harbor provisions in Annexes E and F do not apply to any forward-looking statements the Company makes in connection with the going-private transaction. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

Proxy Card

10.   Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since each filing person and, if applicable, its management are in possession of all facts relating to such filing person's disclosure, it is responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions